Published: 08:00 12.08.2004 GMT+2 /HUGIN /Source: TDC A/S /CSE: TLD/
ISIN: DK0010253335

EXTRAORDINARY GENERAL MEETING

IN CONTINUATION OF THE STOCK EXCHANGE RELEASE OF JUNE 8, 2004, TDC'S BOARD OF DIRECTORS ANNOUNCE THAT IT WILL CALL AN EXTRAORDINARY GENERAL MEETING TO BE HELD ON SEPTEMBER 27, 2004.

The Board will propose the election of Stine Bosse, Preben Damgaard and Per-Arne Sandstrom as new Board members to replace the five Board members representing the former major shareholder, SBC and related hereto propose an adjustment of the Articles, whereby the number of Board members to be elected by the General Meeting is amended from 8 to 6-8.

Notice including agenda will be announced in a stock exchange release later.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC A/S

Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com